NUU COLLECTIVE LLC

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Nuu Collective LLC
Hampton Bays, New York

We have reviewed the accompanying financial statements of Nuu Collective LLC, which comprise of the balance sheets as of December 31, 2025, and 2024, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Nuu Collective LLC and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
February 17, 2026

36 STEWART STREET, 2ND FL. • RENO, NV 89501 • 775.525.ITAX (1829) • WWW.BELLE.CPA

NUU COLLECTIVE LLC
BALANCE SHEETS
DECEMBER 31, 2025 AND 2024
(unaudited)

ASSETS

	2025	2024
CURRENT ASSETS		
Cash and cash equivalents	$ 124,899	$ 174,919
Accounts receivable, net	-	16,506
Inventory	891,023	586,401
Prepaid expenses and other current assets	9,032	-
Loan origination costs	14,550	17,241
TOTAL CURRENT ASSETS	1,039,504	795,067
PROPERTY AND EQUIPMENT		
Property and equipment, net	246	492
OTHER ASSETS		
Deposits	6,000	6,000
Intangible assets, net	58,342	48,439
TOTAL OTHER ASSETS	64,342	54,439
TOTAL ASSETS	$ 1,104,092	$ 849,998

LIABILITIES AND MEMBERS' EQUITY

	2025	2024
CURRENT LIABILITIES		
Accounts payable	$ 328,212	$ 274,199
Notes payable - current portion	269,644	377,265
Credit cards payable	134,363	28,154
Accrued expenses	10,639	665
Gift card liability	137,201	50,001
TOTAL CURRENT LIABILITIES	880,059	730,284
LONG-TERM LIABILITIES		
Notes payable	160,409	-
Convertible notes	1,822,100	1,822,100
Accrued interest on convertible notes	399,951	328,667
TOTAL LONG-TERM LIABILITIES	2,382,460	2,150,767
TOTAL LIABILITIES	3,262,519	2,881,051
MEMBERS' EQUITY		
Common units, see note 6	-	-
Accumulated deficit	(2,158,427)	(2,031,053)
TOTAL MEMBERS' EQUITY	(2,158,427)	(2,031,053)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,104,092	$ 849,998

See independent accountant's review report and accompanying notes to financial statements.

NUU COLLECTIVE LLC
STATEMENTS OF INCOME
DECEMBER 31, 2025 AND 2024
(unaudited)

	2025	2024
REVENUES	$ 3,698,066	$ 2,788,636
COST OF GOODS SOLD	1,670,322	1,138,035
GROSS PROFIT	2,027,744	1,650,601
OPERATING EXPENSES		
Amortization and depreciation expense	3,604	3,239
Advertising and marketing	1,263,023	854,233
Bad debt expense	15,858	-
General and administrative	76,132	78,040
Guaranteed payments to partners	219,347	184,909
Legal and professional fees	86,331	168,249
Occupancy costs	67,530	60,163
Payroll expenses	232,192	222,768
Product design and development	42,412	44,068
TOTAL OPERATING EXPENSES	2,006,429	1,615,669
NET OPERATING INCOME	21,315	34,932
OTHER INCOME/(EXPENSES)		
Interest income	1,671	1,951
Foreign exchange gain	(726)	(19)
Debt issuance costs	-	(11,235)
Interest expense	(149,634)	(117,824)
TOTAL OTHER INCOME/(EXPENSES)	(148,689)	(127,127)
NET LOSS	$ (127,374)	$ (92,195)

See independent accountant's review report and accompanying notes to financial statements.

NUU COLLECTIVE LLC
STATEMENTS OF EQUITY
DECEMBER 31, 2025 AND 2024
(unaudited)

	Common Units			
	Shares	**Amount**	**Accumulated Deficit**	**Total**
BEGINNING BALANCE, JANUARY 1, 2024	1,000,000	$ -	$ (1,938,858)	$ (1,938,858)
Net loss	-	-	(92,195)	$ (92,195)
ENDING BALANCE, DECEMBER 31, 2024	1,000,000	$ -	$ (2,031,053)	$ (2,031,053)
Net loss	-	-	(127,374)	$ (127,374)
ENDING BALANCE, DECEMBER 31, 2025	**1,000,000**	**$ -**	**$ (2,158,427)**	**$ (2,158,427)**

See independent accountant's review report and accompanying notes to financial statements.

NUU COLLECTIVE LLC
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2025 AND 2024
(unaudited)

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (127,374)	$ (92,195)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation expense	3,604	3,239
(Increase) decrease in assets:		
Accounts receivable	16,506	(16,506)
Inventory	(304,622)	(313,263)
Prepaid expenses and other current assets	(9,032)	-
Increase (decrease) in liabilities:		
Accounts payable	54,013	63,725
Gift card liability	87,200	48,445
Accrued expenses	9,974	(1,260)
Credit cards payable	106,209	(24,703)
Accrued interest on note payable	25,750	12,875
Accrued interest on convertible notes	71,284	69,011
CASH USED FOR OPERATING ACTIVITIES	(66,488)	(250,632)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(13,261)	(5,708)
CASH USED FOR INVESTING ACTIVITIES	(13,261)	(5,708)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	-	210,800
Issuance of short term loans payable, net	29,729	97,011
Due to related party	-	(2,381)
CASH PROVIDED BY FINANCING ACTIVITIES	29,729	305,430
NET INCREASE (DECREASE) IN CASH	(50,020)	49,090
CASH AT BEGINNING OF YEAR	174,919	125,829
CASH AT END OF YEAR	$ 124,899	$ 174,919
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 11,759	$ 35,938
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
Nuu Collective LLC (the "Company") was incorporated in the State of Delaware on March 30, 2016. The Company has designed an undergarment for women marketed under the name Nuudii System. The Company is located in New York.

Going Concern
Since Inception, the Company has relied on funds from convertible notes issued and short-term debt to fund its operations. As of December 31, 2025, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate additional funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2025, and 2024, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2025, and 2024, the Company had nil and $16,506 in accounts receivable, respectively. The Company expects to receive all amounts in accounts receivable.

1. Summary of Significant Accounting Policies (continued)

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2025, and 2024, the balance of inventory related to finished goods was $891,023 and $586,401, respectively.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of patents and web site costs. Intangible assets are amortized over the useful life of the asset. Amortization expense for the years ending December 31, 2025, and 2024, was $3,358 and $2,993, respectively.

The Company accounts for intangible assets (including trademarks and website) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Molds depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1. **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling undergarments for women. The Company's payments are generally collected upfront. For years ending December 31, 2025, and 2024, the Company recognized $3,698,066 and $2,788,636 in revenue, respectively.

1. Summary of Significant Accounting Policies (continued)

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2025 and 2024:

Property and equipment at cost:	2025	2024
Product molds	$ 1,230	$ 1,230
	1,230	1,230
Less: Accumulated depreciation	984	738
Total	$ 246	$ 492

4. Convertible Notes

As of December 31, 2025, and 2024, the total principal related to convertible notes was $1,822,100. Accrued interest of $399,951 and $328,667 was recorded against the convertible notes as of December 31, 2025, and 2024, respectively.

The number of units of Equity Securities to be issued to the Holders upon such conversion shall be equal to (x) the entire outstanding principal and accrued interest of the Notes divided by (y) a per unit price equal to the lesser of (i) 80% of the per unit purchase price for the Equity Securities, or (ii) the per unit purchase price for the Equity Securities determined as if the Equity Securities had been sold in the Next Equity Financing at a pre-money value of $3,500,000 - $11,000,000, regardless of the actual pre-money valuation as set forth in the transaction documents for the Next Equity Financing ("Pre-Money Valuation"). If that Pre-Money Valuation exceeds $3,500,000 - $11,000,000, then the per-unit price solely for the Note conversion shall be determined based on a deemed pre-money valuation of $3,500,000 - $11,000,000.

5. Notes Payable

Notes payable consisted of the following as of December 31, 2025, and 2024:

	2025	2024
Contract note payable; interest at 9.75% per annum, variable maturity date, variable minimum monthly payment based on gross revenue, collateralized by inventory.	$ -	$ 171,746
Contract note payable; interest at 15% per annum, no minimum monthly payment, full principal due in December 2027, uncollateralized.	127,875	112,875
Contract note payable; interest at 8.26% per annum, minimum daily payment is 13% of sales, variable maturity date, collateralized by inventory.	253,444	92,644
Contract note payable; interest at 7.41% per annum, variable maturity date, minimum monthly payment of $1,350, collateralized by future sales.	48,734	-
	$ 430,053	$ 377,265
Less: Current portion of notes payable	269,644	377,265
Long term portion of notes payable	160,409	-

Maturity of the notes payable is as follows:

December 31, 2026	$ 269,644
December 31, 2027	144,075
December 31, 2028	16,334
	$ 430,053

6. Equity

Common Units

Under the operating agreement, the Company has issued 1,000,000 Common Units, which are owned by the founders and their families. Common Units are the only equity Units with the right to vote.

Equity Incentive

The Company's Incentive Unit Award Plan (the Plan), which is member approved, permits the grant of profit units to its employees, advisors and subcontractors of up to 100,000 units. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its members. Option awards are generally granted with an exercise price equal to the market price of the Company's units at the date of grant; those option awards generally vest based over 36 months. Certain option and unit awards provide for accelerated vesting. As of December 31, 2025, and 2024, 23,150 units, have been issued under the Plan. Management deemed unit compensation expense to be immaterial as of December 31, 2025, and 2024.

7. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on March 30, 2016, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8. Subsequent Events

Managements Evaluation

The Company has evaluated subsequent events through February 17, 2026, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

Debt Issuance

In January 2026, the Company took out a short term loan from Wayflyer for a total of $327,000. Repayments of the loan occur with the sale of products through with a minimum daily payment rate of 23% and a variable monthly collection cap.